Exhibit 99.1

10 Anson Road, #28-01 International Plaza

Singapore 079903

NOTICE OF 2023 ANNUAL GENERAL MEETING OF MEMBERS

To Be Held on December 27, 2023

To the Shareholders of GUARDFORCE AI CO., LIMITED:

Notice is hereby given that the 2023 Annual General Meeting of Members (the “Annual Meeting”) of Guardforce AI Co., Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”) will be held on as an electronic meeting via virtual attendance and participation by members and/or proxies by means of Zoom at https://us06web.zoom.us/j/4690654560?omn=88472744410 (Meeting ID: 469 065 4560; find your local number at https://us06web.zoom.us/u/k1Ol5Fk69) at 11:00 a.m., Hong Kong Standard Time, on Wednesday, December 27, 2023 (10:00 p.m., Eastern Standard Time, on Tuesday, December 26, 2023). The Annual Meeting is held for the following purposes:

1.	To elect four persons to the Board of Directors of the Company, each to serve until the next annual general meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal;

2.	To ratify the appointment of PKF Littlejohn LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; and
3

To approve an amendment to the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”) to increase the total number of Ordinary Shares available for grant under the Plan from 79,500 ordinary shares, par value $0.12 per share (as may be adjusted for share splits, reverse share splits, share dividends, recapitalization or other similar events from time to time, the “Ordinary Shares”), to an aggregate number of Ordinary Shares that may be reserved for issuance under the Plan as may be determined, in its sole and absolute discretion, by the Committee (as defined in the Plan) or the board of directors of the Company, which shall not exceed 15% of the issued and outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement, and the Amendment No.1 to the Plan attached to the proxy statement of the Company dated December 4, 2023 as Appendix A be adopted and approved in all respects with immediate effect.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Annual Meeting.

Only shareholders of record at the close of business on November 30, 2023 are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof.

It is important that your shares are represented at the Annual Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Annual Meeting in person, please vote your shares promptly by casting your vote via the Internet or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Annual Meeting, or by voting in person at the Annual Meeting.

If you plan to attend the Annual Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Annual Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Annual Meeting and vote in person.

By Order of the Board of Directors,
/s/ Lei Wang
December 4, 2023	Lei Wang Chair of the Board

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE Annual Meeting of Members TO BE HELD ON DECEMBER 27, 2023

This Notice, Proxy Statement and our Annual Report for fiscal year ended December 31, 2022, are available online at https://ir.guardforceai.com/corporate-governance/governance-documents/

TABLE OF CONTENTS

Page

GENERAL INFORMATION	1
Purpose of Annual Meeting	1
Will there be any other items of business on the agenda?	1
Who is entitled to vote at the Annual Meeting?	2
What constitutes a quorum and how will votes be counted?	2
Votes Required	2
How do I vote?	2
Revoking Your Proxy	3
Proxy Solicitation Costs	3
PROPOSAL NO. 1 ELECTION OF DIRECTORS	4
Director Nominees	4
Director Qualifications – General	4
Qualifications for All Directors	4
Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole	5
Summary of Qualifications of Nominees for Director	5
Vote Required	6
Recommendation of the Board	6
PROPOSAL NO. 2 RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS	7
Background	7
Vote Required	7
Recommendation of the Board	7
PROPOSAL NO. 3	8
APPROVAL OF AN AMENDMENT TO THE GUARDFORCE AI CO., LIMITED 2022 EQUITY INCENTIVE PLAN TO INCREASE THE TOTAL NUMBER OF ORDINARY SHARES AVAILABLE FOR GRANT UNDER THE PLAN FROM 79,500 ORDINARY SHARES, TO AN AGGREGATE NUMBER OF ORDINARY SHARES (AS MAY BE ADJUSTED FOR SHARE SPLITS, REVERSE SHARE SPLITS, SHARE DIVIDENDS, RECAPITALIZATION OR OTHER SIMILAR EVENTS FROM TIME TO TIME) THAT MAY BE RESERVED FOR ISSUANCE UNDER THE PLAN AS MAY BE DETERMINED, IN ITS SOLE AND ABSOLUTE DISCRETION, BY THE COMMITTEE (AS DEFINED IN THE PLAN) OR THE BOARD OF DIRECTORS OF THE COMPANY, WHICH SHALL NOT EXCEED 15% OF THE OUTSTANDING ORDINARY SHARES AT THE TIME OF THE GRANTING OF AWARDS, LESS THE AGGREGATE NUMBER OF ORDINARY SHARES THEN RESERVED FOR ISSUANCE PURSUANT TO ANY OTHER SHARE COMPENSATION ARRANGEMENT	8
Vote Required	9
Recommendation of the Board	9
ANNUAL REPORT ON FORM 20-F	10
OTHER MATTERS	10

Guardforce AI Co., Limited

10 Anson Road, #28-01 International Plaza

Singapore 079903

 __________

PROXY STATEMENT

__________

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Guardforce AI Co., Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the 2023 Annual General Meeting of Members (the “Annual Meeting”). The Annual Meeting is to be held as an electronic meeting via virtual attendance and participation by members and/or proxies by means of Zoom at https://us06web.zoom.us/j/4690654560?omn=88472744410 (Meeting ID: 469 065 4560; find your local number at https://us06web.zoom.us/u/k1Ol5Fk69) at 11:00 a.m., Hong Kong Standard Time, on Wednesday, December 27, 2023 (10:00 p.m., Eastern Standard Time, on Tuesday, December 26, 2023).

We will send or make these proxy materials available to shareholders on or about December 8, 2023.

GENERAL INFORMATION

Purpose of Annual Meeting

The purposes of the Annual Meeting are to seek shareholder approval of the following proposals:

(i)	to elect four persons to the Board of Directors of the Company, each to serve until the next annual general meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal;

(ii)	to ratify the appointment of PKF Littlejohn LLP (“PKF”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; and

(iii)	To approve an amendment to the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”) to increase the total number of Ordinary Shares available for grant under the Plan from 79,500 ordinary shares, par value $0.12 per share (as may be adjusted for share splits, reverse share splits, share dividends, recapitalization or other similar events from time to time, the “Ordinary Shares”), to an aggregate number of Ordinary Shares that may be reserved for issuance under the Plan as may be determined, in its sole and absolute discretion, by the Committee (as defined in the Plan) or the board of directors of the Company, which shall not exceed 15% of the issued and outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement.

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not determined or reduced the authorized maximum number of directors on our Board, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who is entitled to vote at the Annual Meeting?

Only shareholders of record of our ordinary shares of a par value of US$0.12 each (the “Ordinary Shares”), as of the close of business on November 30, 2023 (the “Record Date”) are entitled to notice and to vote at the Annual Meeting and any adjournment(s) or postponement(s) thereof.

Each fully paid Ordinary Share is entitled to one vote on each matter properly brought before the Annual Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Annual Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for our Annual Meeting is two (2) Members entitled to vote and present in person or by proxy representing not less than one-third of the votes attached to the then issued share capital of the Company throughout the meeting. If, within half an hour from the time appointed for our Annual Meeting (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) a quorum is not present, then the Annual Meeting will be adjourned (in accordance with the provisions of our existing articles of association) to the same day in the next week at the same time and place, or to such time and (where applicable) such place(s) and in such form and manner (i.e. a physical meeting, hybrid meeting or electronic meeting in accordance with the provisions of our existing articles of association) as the chairman of the meeting (or in default, the board) may absolutely determine.

Votes Required

Each of the proposals requires the affirmative vote of a simple majority of the votes of the shareholders (or their duly appointed proxies) entitled to vote and voting on such proposal.

How do I vote?

Your shares may only be voted at the Annual Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

2

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	Via Zoom at the Annual Meeting. Shares held in your name as the shareholder of record may be voted on via Zoom at the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Shares held beneficially in street name may be voted via Zoom only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting via Zoom, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Annual Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Annual Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

3

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

There are currently four directors serving on the Board. At the Annual Meeting, four directors will be elected. The individuals who have been nominated for election to the Board at the Annual Meeting are listed in the table below. Each of the nominees is a current director.

If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for director at the time of the Annual Meeting, the holders of the proxies solicited by this proxy statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy. Alternatively, the size of the Board may be reduced accordingly. The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if elected as a director. Proxies submitted on the accompanying proxy card will be voted for the election of the nominees listed below, unless the proxy card is marked otherwise.

Director Nominees

The names, the positions and the ages as of the Record Date of the individuals who are our nominees for election as directors are:

Name	Age	Position with the Company	Term as Director
Lei Wang	41	Chair of the Board	January 2020 – Present
John Fletcher	54	Independent Director	February 2021 – Present
David Ian Viccars	70	Independent Director	February 2021 – Present
Donald Duane Pangburn	80	Independent Director	September 2021 – Present

Director Qualifications – General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareholders, the Nominating and Corporate Governance Committee considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Nominating and Corporate Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Corporate Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board and the Nominating and Corporate Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

4

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of our current needs and business priorities. We are a NASDAQ listed company and a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement our well-established secured logistics business. Therefore, the Board believes that a diversity of professional experiences in the secured logistics industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board. In addition, the market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on research and development. Therefore, the Board believes that academic and professional experience in research and development in the technology industry should also be represented on the Board.

Summary of Qualifications of Nominees for Director

Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of our directors:

Ms. Lei Wang. Ms. Lei Wang has been the Chief Executive Officer of the Company since June 2019. She was elected as our director in January 2020 and has served as the Chair of the Board since August 2022. Ms. Wang has been the Vice Chairwoman of the Board of China Security Co., Ltd. (A-Share Stock Code of PRC: SH600654) since December 2017 and a Director from May 2017 until July 2023. She also served as the President of China Security Co., Ltd. from December 2017 to June 2019. Ms. Wang was the Director of Wuxi Wanjia Ankang Technology Co., Ltd. from August 2019 to August 2022, and the Chairwoman and Director of Shenzhen Zhonghe Energy Storage Technology Co., Ltd. from January 2021 until present. Ms. Wang graduated from the Chinese University of Hong Kong with an MBA degree in November 2014.

Mr. John Fletcher. Mr. John Fletcher has been a non-executive, independent director since February 2021. He is an experienced investment banking professional who has completed approximately 125 transactions including equity and debt financings, M+A and advisory work, raising more than $5 billion for companies. Mr. Fletcher has been an integral part of growing an undercapitalized boutique investment bank through many market cycles over the last 25 years. Mr. Fletcher’s career began in accounting, from 1993 to 1996, at Deloitte& Touch LLP, where he served as an in-charge accountant for both public and private companies. Mr. Fletcher left Deloitte to join Brean Capital, LLC in 1996. At Brean, Mr. Fletcher ran an investment banking department of 20 people, as well as was part of the Firm’s Management Committee. After leaving Brean in 2013, he joined Maxim Group LLC as a Managing Director in investment banking focusing on Global Resources prior to buying an investment bank with partners. He left Maxim in 2015. From 2016 to the present, he served as the Chief Operating Officer of Pluris Capital Group and is a co-owner. From 2017 to the present, he also served as the Chief Financial Officer of Rebus Capital Group, LLC., a financial consulting firm that the principals of Pluris formed in July of 2017. Mr. Fletcher graduated from Wilkes University with a master’s degree in Business Administration in 1992.

Mr. David Ian Viccars. Mr. David Ian Viccars has been a non-executive, independent director since February 2021. He has a 20-year record of security leadership. Mr. Viccars retired in 2018. Prior to that, from 2014 to 2018, Mr. Viccars served as the Asia Region Security Consultant for Panicguard and DHL, and also as the Director Security Consulting for Vinarco International. From 2011 to 2014, Mr. Viccars also served as the Asia Business Development & Risk Manager for Securitas Asia, with responsibility for creating a profitable, growing, ethical, compliant, safe and sustainable total security and systems integration business within Asia for Securitas.

5

Mr. Donald Duane Pangburn. Mr. Pangburn has served as a non-executive, independent director since September 28, 2021. Since his retirement in 2016, Mr. Pangburn has been active in personal investing and providing consulting services to friends and relatives. From 1991 to 2016, Mr. Pangburn was North America Director for the international CPA organization Horwath International and served on the organization’s executive council. Mr. Pangburn specialized in providing services primarily to SEC reporting clients in the United States, Hong Kong, Taiwan, Mainland China, Singapore and Malaysia. He also served clients in Europe, including France, the UK, and Austria. Mr. Pangburn is a Certified Public Accountant (CPA) in the United States. Mr. Pangburn graduated from University of Montana business school with a BA in business in 1965.

Board Diversity Matrix (As of December 4, 2023)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

Vote Required

The election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Recommendation of the Board

The Board recommends a vote FOR the election of the nominees listed above.

6

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

The Audit Committee has selected PKF, which has served as our independent registered public accounting firm since 2021, to serve as the Company’s independent auditors for the fiscal year ending December 31, 2023. We are asking our shareholders to ratify our company’s selection of PKF as our independent registered public accounting firm at the Annual Meeting. Although ratification is not required by our Articles of Association or otherwise, the Board is submitting the selection of PKF to our shareholders for ratification as a matter of good corporate governance practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of our company and our shareholders.

Vote Required

The ratification of the appointment of PKF as our independent registered public accounting firm requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR ratification of the selection of PKF as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

7

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO THE GUARDFORCE AI CO., LIMITED 2022 EQUITY INCENTIVE PLAN TO INCREASE THE TOTAL NUMBER OF ORDINARY SHARES AVAILABLE FOR GRANT UNDER THE PLAN FROM 79,500 ORDINARY SHARES, TO AN AGGREGATE NUMBER OF ORDINARY SHARES (AS MAY BE ADJUSTED FOR SHARE SPLITS, REVERSE SHARE SPLITS, SHARE DIVIDENDS, RECAPITALIZATION OR OTHER SIMILAR EVENTS FROM TIME TO TIME) THAT MAY BE RESERVED FOR ISSUANCE UNDER THE PLAN AS MAY BE DETERMINED, IN ITS SOLE AND ABSOLUTE DISCRETION, BY THE COMMITTEE (AS DEFINED IN THE PLAN) OR THE BOARD OF DIRECTORS OF THE COMPANY, SHALL NOT EXCEED 15% OF THE OUTSTANDING ORDINARY SHARES AT THE TIME OF THE GRANTING OF AWARDS, LESS THE AGGREGATE NUMBER OF ORDINARY SHARES THEN RESERVED FOR ISSUANCE PURSUANT TO ANY OTHER SHARE COMPENSATION ARRANGEMENT

On January 25, 2022, the Company’s board of directors approved and adopted the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”), effective immediately upon approval. The Plan covers the grant of awards to our employees, directors, and consultants of the Company or any affiliates, in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance share awards and performance compensation awards.

Pursuant to the approval of our board of directors and the approval of our shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023 at 11:00 a.m. (Hong Kong standard time), effected a 1-for-40 share consolidation of our Ordinary Shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The reverse split was consummated upon passing of the ordinary resolutions on January 31, 2023.

As a result of the Company’s one-for-forty share consolidation effected on January 31, 2023, the Company only had 79,500 Ordinary Shares available for issuance under the Plan. The proposal seeks to increase the number of Ordinary Shares available for issuance under the Plan to an aggregate number of Ordinary Shares that may be reserved for issuance under the Plan, shall not exceed 15% of the outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement.

Proposed Amendment

On November 30, 2023, our Board of Directors approved, subject to shareholder approval, an amendment (the “Amendment”) to the Plan to increase the total number of Ordinary Shares available for grant under the Plan from 79,500 Ordinary Shares to an aggregate number of Ordinary Shares that may be reserved for issuance under the Plan as may be determined, in its sole and absolute discretion, by the Committee (as defined in the Plan) or the board of directors of the Company, which shall not exceed 15% of the outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement.

Why We are Asking our Shareholders to Approve an Amendment to the Plan

We believe that equity-based compensation is fundamental to our ability to attract, retain and motivate highly-qualified, dedicated employees who have the skills and experience required to achieve our business goals. We further believe that a combination of stock options and restricted stock (or restricted stock units) provides a strong link to our long-term performance, creates an ownership culture and generally aligns the interests of our executives and other employees with our shareholders.

8

A total of 79,500 Ordinary Shares are currently approved by our shareholders to be authorized for issuance under the Guardforce AI Co., Limited 2022 Equity Incentive Plan, of which 73,000 Ordinary Shares remain available for future grants as of December 4, 2023. Accordingly, the Board is asking shareholders to approve an increase in the total number of Ordinary Shares available for grant under the Plan to 15% of the outstanding Ordinary Shares at the time of the granting of awards, to increase the aggregate limitation on authorized shares available for grant under the Plan. Absent this increase, the Board believes that the limited number of shares currently available for future grants under the Plan would prohibit us from providing meaningful equity compensation to our employees, directors and consultants in the future. If we are unable to provide equity compensation at levels that are consistent with our historical practice and norms within our industry, we expect that we would have considerable difficulty attracting and retaining highly qualified employees, directors and consultants, which could have a material adverse effect on our business.

A full copy of the form of the Plan, as proposed to be amended by the Amendment, is attached as Appendix A.

Vote Required

The approval of the amendment to our Plan proposal requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution:

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT:

“the total number of Ordinary Shares available for grant under the Plan be increased from 79,500 Ordinary Shares to an aggregate number of Ordinary Shares that may be reserved for issuance under the Plan as may be determined, in its sole and absolute discretion, by the Committee (as defined in the Plan) or the board of directors of the Company, which shall not exceed 15% of the issued and outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement, and the Amendment No.1 to the Plan (the “Amendment No.1”) attached to the proxy statement of the Company dated December 4, 2023 as Appendix A be and is hereby adopted and approved in all respects with immediate effect.”

9

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.

OTHER MATTERS

Our Board is not aware of any business to come before the Annual Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

December 4, 2023	By Order of the Board of Directors

/s/ Lei Wang
Lei Wang Chair of the Board

10

Appendix A

Amendment No.1 to Guardforce AI Co., Limited 2022 Equity Incentive Plan

11

 GUARDFORCE AI CO., LIMITED

AMENDMENT NO.1 TO 2022 EQUITY INCENTIVE PLAN

1. Purpose; Eligibility.

1.1. General Purpose. The name of this plan is Amendment No.1 to Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (a) promote the long-term growth and profitability of Guardforce AI Co., Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), and any Affiliate to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

1.2. Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards.

1.3. Available Awards. Awards that may be granted under the Plan include: (a) Incentive Share Options, (b) Non-qualified Share Options, (c) Share Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, (f) Performance Compensation Awards, and other share-based Awards as the Committee may determine.

2. Definitions.

“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company, including, without limitation, any corporation that is a “parent corporation” or a “subsidiary corporation” with respect to the Company within the meaning of Section 424(e) or (f) of the Code, and any other non-corporate entity that would be such a subsidiary corporation if such entity were a corporation.

“Applicable Laws” means (i) laws of Cayman Islands as they relate to the Company and its Ordinary Shares, (ii) the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders; and (iii) the rules of any applicable stock exchange, of any jurisdiction applicable to Awards granted to residents therein.

“Award” means any right granted under the Plan, including an Incentive Share Option, a Non- qualified Share Option, a Share Appreciation Right, a Restricted Award, a Performance Share Award or a Performance Compensation Award.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board” means the Board of Directors of the Company, as constituted at any time.

“Cause” means:

 With respect to any Employee or Consultant: (a) if the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Cause: (i) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (ii) conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any of its Affiliates; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate; or (iv) material violation of state or federal securities laws.

With respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: (a) malfeasance in office; (b) gross misconduct or neglect; (c) false or fraudulent misrepresentation inducing the director’s appointment; (d) willful conversion of corporate funds; or (e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

“Change in Control” means (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not a subsidiary of the Company; (b) the Incumbent Directors cease for any reason to constitute at least a majority of the Board; (c) the date which is 10 business days prior to the consummation of a complete liquidation or dissolution of the Company; (d) the acquisition by any person of beneficial ownership of more than 50% (on a fully diluted basis) of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, taking into account as outstanding for this purpose Ordinary Shares issuable upon the exercise of options or warrants, the conversion of convertible share or debt, and the exercise of any similar right to acquire Ordinary Shares (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) any acquisition which complies with clauses, (i), (ii) and (iii) of subsection (e) of this definition or (D) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or (e) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the entity resulting from such Business Combination (the “Surviving Company”), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination. The foregoing notwithstanding, if the Award constitutes non-qualified deferred compensation under Section 409A of the Code, in no event shall a Change in Control be deemed to have occurred unless such change shall satisfy the definition of a change in control under Section 409A of the Code.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

“Committee” means the compensation committee of the Board, or if no such committee has been established, the full Board, or a committee of one or more members appointed to administer the Plan in accordance with Section 3.3 and Section 3.4.

“Consultant” means any individual who is engaged by the Company or any Affiliate to render consulting or advisory services.

“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service unless otherwise required by Section 409A of the Code. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

“Director” means a member of the Board.

“Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Share Option pursuant to Section 6.10 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Share Option pursuant to Section 6.10 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates. The foregoing notwithstanding, if the Award is subject to Section 409A of the Code, in no event shall a Disability be deemed to have occurred unless such disability satisfies the requirements of Section 409A of the Code.

“Effective Date” shall mean the date when the Plan has been approved by the shareholders of the Company.

“Employee” means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Share Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of the Ordinary Share as determined below:

(i) If the Ordinary Share is listed on any established stock exchange or a national market system, including without limitation, the Nasdaq Capital Market, its Fair Market Value will be the closing sales price for such share (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii) If the Ordinary Share is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of one Ordinary Share will be the mean between the high bid and low asked prices for the Ordinary Share for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii) In the absence of an established market for the Ordinary Share, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons; provided that if an Award is subject to Section 409A of the Code, then the Fair Market Value shall be determined in accordance with Section 409A of the Code.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Committee deems appropriate, the Fair Market Value shall be determined by the Committee in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

“Grant Date” means the date on which the Board adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Share Option” means an Option that is designated by the Committee as an Incentive Share Option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

“Incumbent Directors” means individuals who, on the Effective Date, constitute the Board, provided that any individual becoming a Director subsequent to the Effective Date whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) shall be an Incumbent Director. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

“Non-qualified Share Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Share Option.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means an Incentive Share Option or a Non-qualified Share Option granted pursuant to the Plan.

“Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

“Ordinary Share” means the Ordinary Shares of the Company and as adjusted from time to time (and any shares or other securities into which such Ordinary Shares may be converted or into which they may be exchanged).

“Option Exercise Price” means the price at which one Ordinary Share may be purchased upon the exercise of an Option.

“Participant” means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

“Performance Compensation Award” means any Award designated by the Committee as a Performance Compensation Award pursuant to Section 7.4 of the Plan.

“Performance Criteria” means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (or Affiliate, division, business unit or operational unit of the Company) and may include the following: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) net revenue or net revenue growth; (d) gross revenue; (e) gross profit or gross profit growth; (f) net operating profit (before or after taxes); (g) return on assets, capital, invested capital, equity, or sales; (h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (i) earnings before or after taxes, interest, depreciation and/or amortization; (j) gross or operating margins; (k) improvements in capital structure; (l) budget and expense management; (m) productivity ratios; (n) economic value added or other value added measurements; (o) share price (including, but not limited to, growth measures and total shareholder return); (p) expense targets; (q) margins; (r) operating efficiency; (s) working capital targets; (t) enterprise value; (u) safety record; (v) completion of acquisitions or business expansion; (w) achieving research and development goals and milestones; (x) achieving product commercialization goals; and (y) other criteria as may be set by the Committee from time to time.

Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or an Affiliate as a whole or any division, business unit or operational unit of the Company and/or an Affiliate or any combination thereof, as the Committee may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Committee may select Performance Criterion (o) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph, provided that if the Award is subject to Section 409A of the Code, such accelerated vesting does not violate the rules of Code Section 409A. The Committee shall, within the first 90 days of a Performance Period (or, such longer or shorter time period as the Committee shall determine) define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period. In the event that applicable tax and/or securities laws change to permit the Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval.

“Performance Formula” means, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

“Performance Goals” means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. The Committee is authorized at any time during the first 90 days of a Performance Period (or such longer or shorter time period as the Committee shall determine) or at any time thereafter, in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants based on the following events: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (h) foreign exchange gains and losses; and (i) a change in the Company’s fiscal year.

“Performance Period” means the one or more periods of time not less than one fiscal quarter in duration, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Performance Compensation Award.

“Performance Share” means the grant of a right to receive a number of actual Ordinary Shares or share units based upon the performance of the Company during a Performance Period, as determined by the Committee.

“Permitted Transferee” means: (a) a member of the Optionholder’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests; (b) third parties designated by the Committee in connection with a program established and approved by the Committee pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of a Non- qualified Share Option; and (c) such other transferees as may be permitted by the Committee in its sole discretion.

“Restricted Award” means any Award granted pursuant to Section 7.2(a).

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Appreciation Right” means the right pursuant to an Award granted under Section 7.1 to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Share Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of Ordinary Shares on the date the Award is exercised, over (b) the exercise price specified in the Share Appreciation Right Award Agreement.

“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or of any of its Affiliates.

3. Administration.

3.1. Authority of Committee. The Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan and the provisions of Section 409A of the Code (if applicable), the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee (or, failing whom, the Board) shall have the authority:

(a) to construe and interpret the Plan and apply its provisions;

(b) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

(c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d) to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f) from time to time to select, subject to the limitations set forth in this Plan, those Participants to whom Awards shall be granted;

(g) to determine the number of Ordinary Shares to be made subject to each Award;

(h) to determine whether each Option is to be an Incentive Share Option or a Non-qualified Share Option;

(i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j) to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the performance goals, the performance period(s) and the number of Performance Shares earned by a Participant;

(k) to designate an Award (including a cash bonus) as a Performance Compensation Award and to select the Performance Criteria that will be used to establish the Performance Goals;

(l) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant’s rights or increases a Participant’s obligations under his or her Award or creates or increases a Participant’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant’s consent;

(m) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(n) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(o) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(p) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, shareholder approval shall be required before the repricing is effective.

3.2. Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3. Delegation. The Committee may delegate administration of the Plan to a subcommittee or subcommittees of one or more members of the Committee, and the term “Committee” shall apply to any person or persons to whom such authority has been delegated. The Committee shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and re-vest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.4. Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to Awards to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

3.5. Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

4. Shares Subject to the Plan.

4.1. Subject to adjustment in accordance with Section 11, an aggregate number of Ordinary Shares that may be reserved for the grant of Awards under the Plan as may be determined, in its sole and absolute discretion, by the Committee or the board of directors of the Company, shall not exceed 15% of the issued and outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement. Ordinary Shares granted in connection with all Awards under the Plan shall be counted against this limit as one (1) Ordinary Share for every one (1) Ordinary Share granted in connection with such Award. During the terms of the Awards, the Company shall keep available at all times the number of Ordinary Shares required to satisfy such Awards.

4.2. Ordinary Shares available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.3. Any Ordinary Shares subject to an Award that is canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Any Ordinary Shares that again become available for future grants pursuant to this Section 4.3 shall be added back as one (1) share. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a share-settled Share Appreciation Right or other Awards that were not issued upon the settlement of the Award.

5. Eligibility.

5.1. Eligibility for Specific Awards. Incentive Share Options may be granted only to Employees. Awards other than Incentive Share Options may be granted to Employees, Consultants and Directors and those individuals whom the Committee determines are reasonably expected to become Employees, Consultants and Directors following the Grant Date.

5.2. Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Share Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Ordinary Share at the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.

6. Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Share Options or Non-qualified Share Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Ordinary Shares purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Share Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1. Term. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, no Incentive Share Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Share Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Share Option shall be exercisable after the expiration of 10 years from the Grant Date.

6.2. Exercise Price of An Incentive Share Option. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Share Option shall be not less than 100% of the Fair Market Value of the Ordinary Share subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code. In no event may the Option Exercise Price of an Incentive Share Option be less than the par value of any Ordinary Share.

6.3. Exercise Price of a Non-qualified Share Option. The Option Exercise Price of each Non-qualified Share Option shall be not less than 100% of the Fair Market Value of the Ordinary Share subject to the Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code. In no event may the Option Exercise Price of a Non-qualified Share Option be less than the par value of any Ordinary Share.

6.4. Consideration. The Option Exercise Price of Ordinary Share acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, the Option Exercise Price may be paid: (i) by delivery to the Company of other Ordinary Share, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific Ordinary Shares that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of Ordinary Shares equal to the difference between the number of shares thereby purchased and the number of identified attestation Ordinary Shares (a “Stock for Stock Exchange”); (ii) a “cashless” exercise program established with a broker; (iii) by reduction in the number of Ordinary Shares otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Option, the exercise price of Ordinary Share acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Ordinary Share acquired, directly or indirectly from the Company, shall be paid only by shares of the Ordinary Share of the Company that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Ordinary Share is publicly traded (i.e., the Ordinary Share is listed on any established stock exchange or a national market system) an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

6.5. Transferability of An Incentive Share Option. An Incentive Share Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6. Transferability of a Non-qualified Share Option. A Non-qualified Share Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee to the extent provided in the Award Agreement. If the Non-qualified Share Option does not provide for transferability, then the Non-qualified Share Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7. Vesting of Options. Each Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a share of Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration of vesting and exercisability complies with the provisions of Section 409A of the Code.

6.8. Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

6.9. Extension of Termination Date. An Optionholder’s Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder’s Continuous Service for any reason would be prohibited at any time because the issuance of Ordinary Shares would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant’s Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.10. Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.11. Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.12. Incentive Share Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Ordinary Share with respect to which Incentive Share Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Share Options.

7. Provisions of Awards Other Than Options.

7.1. Share Appreciation Rights.

(a) General. Each Share Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Share Appreciation Right so granted shall be subject to the conditions set forth in this Section 7.1, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Share Appreciation Rights may be granted alone (“Free Standing Rights”) or in tandem with an Option granted under the Plan (“Related Rights”). All such grants shall be exempt from, or comply with, the provisions of Section 409A of the Code.

(b) Grant Requirements. Any Related Right that relates to a Non-qualified Share Option may be granted at the same time the Option is granted or at any time thereafter but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Share Option must be granted at the same time the Incentive Share Option is granted.

(c) Term of Share Appreciation Rights. The term of a Share Appreciation Right granted under the Plan shall be determined by the Committee; provided, however, no Share Appreciation Right shall be exercisable later than the tenth anniversary of the Grant Date.

(d) Vesting of Share Appreciation Rights. Each Share Appreciation Right may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Share Appreciation Right may be subject to such other terms and conditions on the time or times when it may be exercised as the Committee may deem appropriate. The vesting provisions of individual Share Appreciation Rights may vary. No Share Appreciation Right may be exercised for a fraction of a share of Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Share Appreciation Right upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration of vesting and exercisability complies with the provisions of Section 409A of the Code.

(e) Exercise and Payment. Upon exercise of a Share Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to the number of Ordinary Share subject to the Share Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of one Ordinary Share on the date the Award is exercised, over (ii) the exercise price specified in the Share Appreciation Right or related Option. Payment with respect to the exercise of a Share Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of Ordinary Shares (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.

(f) Exercise Price. The exercise price of a Free Standing Share Appreciation Right shall be determined by the Committee, but shall not be less than the greater of (i) 100% of the Fair Market Value of one Ordinary Share on the Grant Date of such Share Appreciation Right or (ii) the par value of any Ordinary Share. A Related Right granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Option, shall be transferable only upon the same terms and conditions as the related Option, and shall be exercisable only to the same extent as the related Option; provided, however, that a Share Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Ordinary Share subject to the Share Appreciation Right and related Option exceeds the exercise price per share thereof and no Share Appreciation Rights may be granted in tandem with an Option unless the Committee determines that the requirements of Section 7.1(b) are satisfied.

(g) Reduction in the Underlying Option Shares. Upon any exercise of a Related Right, the number of Ordinary Shares for which any related Option shall be exercisable shall be reduced by the number of shares for which the Share Appreciation Right has been exercised. The number of Ordinary Shares for which a Related Right shall be exercisable shall be reduced upon any exercise of any related Option by the number of Ordinary Shares for which such Option has been exercised.

7.2. Restricted Awards.

(a) General. A Restricted Award is an Award of actual Ordinary Shares (“Restricted Share”) or hypothetical Ordinary Share units (“Restricted Share Units”) having a value equal to the Fair Market Value of an identical number of Ordinary Shares, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 7.2, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Restricted Share and Restricted Share Units.

(i) Each Participant granted Restricted Share shall execute and deliver to the Company an Award Agreement with respect to the Restricted Share setting forth the restrictions and other terms and conditions applicable to such Restricted Share. If the Committee determines that the Restricted Share shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank instrument of transfer with respect to the Restricted Share covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Share and, if applicable, an escrow agreement and instrument of transfer, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Share, including the right to vote such Restricted Share and the right to receive dividends; provided that, any cash dividends and share dividends with respect to the Restricted Share shall similarly be held in escrow by the Company for the Participant’s account, and interest may be credited on the amount of the cash dividends so placed in escrow at a rate and subject to such terms as determined by the Committee. The cash dividends or share dividends so placed in escrow by the Committee and attributable to any particular share of Restricted Share (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in Ordinary Shares having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii) The terms and conditions of a grant of Restricted Share Units shall be reflected in an Award Agreement. No Ordinary Shares shall be issued at the time a Restricted Share Unit is granted, and the Company will not be required to set aside a fund for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Share Units granted hereunder. The Committee may also grant Restricted Share Units with a deferral feature, if permitted in Section 409A of the Code, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement (“Deferred Share Units”). At the discretion of the Committee, each Restricted Share Unit or Deferred Share Unit (representing one Ordinary Share) may be credited with cash and share dividends paid by the Company in respect of one Ordinary Share (“Dividend Equivalents”). Dividend Equivalents shall not be paid but shall be credited to the Participant’s account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant’s account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant’s account and attributable to any particular Restricted Share Unit or Deferred Share Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in Ordinary Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Share Unit or Deferred Share Unit and, if such Restricted Share Unit or Deferred Share Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

(c) Restrictions.

(i) Restricted Share awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the share certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the register of members shall be written up to reflect such forfeiture, the share certificates shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

(ii) Restricted Share Units and Deferred Share Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Share Units or Deferred Share Units are forfeited, all rights of the Participant to such Restricted Share Units or Deferred Share Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(iii) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Share, Restricted Share Units and Deferred Share Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Share or Restricted Share Units or Deferred Share Units are granted, such action is appropriate.

(d) Restricted Period. With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement. No Restricted Award may be granted or settled for a fraction of a share of Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration is consistent with the provisions of Section 409A of the Code.

(e) Delivery of Restricted Share and Settlement of Restricted Share Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Share, the restrictions set forth in Section 7.2(c) and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the share certificate evidencing the shares of Restricted Share which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or share dividends credited to the Participant’s account with respect to such Restricted Share and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Share Units, or at the expiration of the deferral period with respect to any outstanding Deferred Share Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one Ordinary Share for each such outstanding vested Restricted Share Unit or Deferred Share Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 7.2(b)(ii) hereof and the interest thereon or, at the discretion of the Committee, in Ordinary Shares having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Ordinary Share in lieu of delivering only Ordinary Shares for Vested Units. If a cash payment is made in lieu of delivering Ordinary Shares, the amount of such payment shall be equal to the Fair Market Value of the Ordinary Share as of the date on which the Restricted Period lapsed in the case of Restricted Share Units, or the delivery date in the case of Deferred Share Units, with respect to each Vested Unit.

(f) Share Restrictions. Each certificate representing Restricted Share awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

7.3. Performance Share Awards.

(a) Grant of Performance Share Awards. Each Performance Share Award granted under the Plan shall be evidenced by an Award Agreement. Each Performance Share Award so granted shall be subject to the conditions set forth in this Section 7.3, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. The Committee shall have the discretion to determine: (i) the number of Ordinary Shares or share-denominated units subject to a Performance Share Award granted to any Participant; (ii) the performance period applicable to any Award; (iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions and restrictions of the Award.

(b) Earning Performance Share Awards. The number of Performance Shares earned by a Participant will depend on the extent to which the performance goals established by the Committee are attained within the applicable Performance Period, as determined by the Committee. No payout shall be made with respect to any Performance Share Award except upon written certification by the Committee that the minimum threshold performance goal(s) have been achieved.

7.4. Performance Compensation Awards.

(a) General. The Committee shall have the authority, at the time of grant of any Award described in this Plan (other than Options and Share Appreciation Rights granted with an exercise price equal to or greater than the Fair Market Value per share of Ordinary Share on the Grant Date), to designate such Award as a Performance Compensation Award. In addition, the Committee shall have the authority to make an Award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award.

(b) Eligibility. The Committee will, in its sole discretion, designate within the first 90 days of a Performance Period (or such shorter or longer time period as the Committee shall determine) which Participants will be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Participant eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this Section 7.4. Moreover, designation of a Participant eligible to receive an Award hereunder for a particular Performance Period shall not require designation of such Participant eligible to receive an Award hereunder in any subsequent Performance Period and designation of one person as a Participant eligible to receive an Award hereunder shall not require designation of any other person as a Participant eligible to receive an Award hereunder in such period or in any other period.

(c) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period (provided any such Performance Period shall be not less than one fiscal quarter in duration), the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s) that is (are) to apply to the Company and the Performance Formula. Within the first 90 days of a Performance Period (or such shorter or longer time period as the Committee shall determine), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this Section 7.4(c) and record the same in writing.

(d) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) the Performance Formula as applied against such Performance Goals determines that all or some portion of such Participant’s Performance Compensation Award has been earned for the Performance Period.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant’s Performance Compensation Award for the Performance Period.

(iv) Use of Discretion. The Committee shall not have the discretion to grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained.

(v) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 7.4 but in no event later than 2 1/2 months following the end of the fiscal year during which the Performance Period is completed.

8. Securities Law Compliance. Each Award Agreement shall provide that no Ordinary Shares shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell Ordinary Shares upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Ordinary Share issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Ordinary Share under the Plan, the Company shall be relieved from any liability for failure to issue and sell Ordinary Share upon exercise of such Awards unless and until such authority is obtained.

9. Use of Proceeds. Proceeds from the sale of Ordinary Share pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

10. Miscellaneous.

10.1. Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest, provided that if such Award is subject to Section 409A of the Code, any such acceleration or exercisability or vesting is in compliance with the provisions of Section 409A of the Code.

10.2. Shareholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Ordinary Shares subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Ordinary Share certificate is issued, except as provided in Section 11 hereof.

10.3. No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the By-laws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

10.4. Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

10.5. Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Ordinary Share under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold Ordinary Shares from the Ordinary Shares otherwise issuable to the Participant as a result of the exercise or acquisition of Ordinary Share under the Award, provided, however, that no Ordinary Shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered Ordinary Shares of the Company.

11. Adjustments Upon Changes in Share Capital. In the event of changes in the outstanding Ordinary Share or in the capital structure of the Company by reason of any share or extraordinary cash dividend, share split, reverse share split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Options and Share Appreciation Rights, the maximum number of Ordinary Shares subject to all Awards stated in Section 4 and the maximum number of Ordinary Shares with respect to which any one person may be granted Awards during any period stated in Section 4 will be equitably adjusted or substituted, as to the number, price or kind of a share of Ordinary Share or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 11, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Share Options, ensure that any adjustments under this Section 11 will not constitute a modification, extension or renewal of the Incentive Share Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Share Options, ensure that any adjustments under this Section 11 will not constitute a modification of such Non-qualified Share Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 11 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

12. Effect of Change in Control.

12.1. In the discretion of the Board and the Committee, any Award Agreement may provide, or the Board or the Committee may provide by amendment of any Award Agreement or otherwise, notwithstanding any provision of the Plan to the contrary, that in the event of a Change in Control, Options and/or Share Appreciation Rights shall become immediately exercisable with respect to all or a specified portion of the shares subject to such Options or Share Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to all or a specified portion of the shares of Restricted Share or Restricted Share Units.

12.2. In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or shares, or any combination thereof, the value of such Awards based upon the price per share of Ordinary Share received or to be received by other shareholders of the Company in the event. In the case of any Option or Share Appreciation Right with an exercise price that equals or exceeds the price paid for a share of Ordinary Share in connection with the Change in Control, the Committee may cancel the Option or Share Appreciation Right without the payment of consideration therefor.

12.3. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Subsidiaries, taken as a whole.

13. Amendment of the Plan and Awards.

13.1. Amendment of Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided that (a) no amendment to the persons eligible to receive Awards set forth in Section 1.2 or to the maximum number of shares as to which Awards may be granted set forth in Section 4.1 (except for adjustments pursuant to Section 11), shall be made without shareholder approval, and (b) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any Applicable Laws (including, without limitation, as necessary to comply with any tax or regulatory requirement applicable to this Plan or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and provided further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

13.2. Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Share Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

13.3. No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

13.4. Amendment of Awards. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant.

14. General Provisions.

14.1. Forfeiture Events. The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant’s Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

14.2. Clawback. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement). Awards granted under the Plan and any gross proceeds received by Participants with respect to Awards granted under the Plan shall be subject to any clawback policy that may be adopted or amended thereafter by the Board or Committee from time to time, to comply with regulations related to recoupment or clawback of compensation adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing standards of any national securities exchange on which the Company’s securities are listed or any other applicable law, rule, or regulation. Clawback can, if applicable and where permitted by applicable local law, be made by deducting payments that will be due in the future (including salary, bonuses, and other forms of compensation). A Participant’s acceptance of an Award under the Plan shall constitute such Participant’s acknowledgement and recognition that the Participant’s compliance with this Section 14.2 is a condition for the Participant’s receipt of the Award.

14.3. Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

14.4. Sub-plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying blue sky, securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

14.5. Deferral of Awards. The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of Ordinary Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program. All of such programs and procedures shall be consistent with the rules of Section 409A of the Code.

14.6. Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

14.7. Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of Section 11.

14.8. Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Ordinary Share or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, thirty (30) days shall be considered a reasonable period of time.

14.9. No Fractional Shares. No fractional Ordinary Shares shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional Ordinary Shares or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

14.10. Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Committee may deem advisable.

14.11. Section 409A. The Plan and all Awards granted under the Plan are intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan and all Awards Agreements shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan or any Award Agreement, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan or Award Agreement during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

14.12. Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of Ordinary Shares acquired upon exercise of an Incentive Share Option within two years from the Grant Date of such Incentive Share Option or within one year after the issuance of the Ordinary Shares acquired upon exercise of such Incentive Share Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such Ordinary Shares.

14.13. Section 16. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 14.13, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

14.14. Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime.

14.15. Expenses. The costs of administering the Plan shall be paid by the Company.

14.16. Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

14.17. Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

14.18. Non-Uniform Treatment. The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

15. Effective Date of Plan. The Plan shall become effective as of the Effective Date.

16. Termination or Suspension of the Plan. The Plan shall terminate automatically on January 25, 2032. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 13.1 hereof, provided any such suspension or termination is consistent with the provisions of Section 409A of the Code. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

17. Choice of Law. Except to the extent governed by Federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

As amended and adopted by the Board of Directors of the Company on November 30, 2023.

This Amendment No.1 to Guardforce AI Co., Limited 2022 Equity Incentive Plan has been approved by the shareholders of the Company at the 2023 annual general meeting of members held on [   ], 2023.